UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

333-129906
SEC File Number

045086 AB1
CUSIP Number

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form.  Please print or type.
Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: relates to entire filing

PART I - REGISTRANT INFORMATION

Ashton Woods USA L.L.C.
Full Name of Registrant

Former Name if Applicable

1405 Old Alabama Rd. Suite 200
Address of Principal Executive Office (street and number)

Roswell, Georgia 30076
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the registrant’s financial performance during the fiscal year ended May 31, 2008 and the fiscal quarter ended August 31, 2008, at the end of the quarter, the registrant was in default under certain maintenance covenants of its senior credit facility. On August 21, 2008, the lenders under the senior credit facility delivered a notice of default to the registrant with respect to the covenant compliance issues existing as of the end of the fiscal year, which among other things prohibits payments on its 9.5% Senior Subordinated Notes due 2015 (the “Subordinated Notes”).  As a result, subsequent to the end of the quarter, the registrant defaulted in the payment of interest under its Subordinated Notes. Further, as a result of the registrant’s tangible net worth at the end of the quarter and fiscal year, the registrant is currently required to offer to purchase 10% of the Subordinated Notes, which is also prohibited as a result of the defaults under the senior credit facility.

The registrant is currently in negotiations with the lenders for an amendment of the credit facility to address the defaults, to allow it to address its issues under the Subordinated Notes and to provide a facility going forward and is currently engaged in planning efforts to address the requirements of its Subordinated Notes.  These plans could include a range of alternatives, including seeking an amendment or waiver under the Subordinated Notes or finding another way to satisfy the registrant’s obligations.

As a result of the foregoing, the time required for the registrant to prepare the Form 10-K for the fiscal year ended May 31, 2008 took longer than the registrant anticipated, which then delayed the ability of the registrant to begin its quarter closing and financial statement process. Further, the members of management involved in preparing the Form 10-Q are also directly involved with the negotiations with lenders and the planning process for the Subordinated Notes, which has further delayed their ability to complete the Form 10-Q. As a result, the registrant is unable to file the Form 10-Q by the prescribed due date of October 15, 2008 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Krobot	(770) 998-9663
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer is no identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial results, the registrant expects results of operations for the three months ended August 31, 2008 to include an estimated net loss of between $13 million and $18 million, taking into account asset impairment charges of between $11 million and $15 million, on revenues of $78.3 million, as compared to a net loss of $10.6 million, taking into account asset impairment charges of $13.5 million, and revenues of $97.5 million for the three months ended August 31, 2007.

Ashton Woods USA L.L.C.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2008	By:	/s/ Jerry Patava
Jerry Patava
Interim Chief Financial Officer